

14047663

na 3/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 4 2014
189

SEC FILE NUMBER
8-40906

FACING PAGE

*Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder*

REPORT FOR THE PERIOD BEGINNING 01/01/13   AND ENDING 12/31/13
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

HOWARD, FEIGENBAUM DBA

NAME OF BROKER-DEALER: Sharemaster

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

8747 Duval Lane
                                  (No. and Street)

Hemet.   CA   92545
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Howard Feigenbaum   818 597-9210
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
                              (Name – *if individual, state last, first, middle name*)

3832 Shannon Road   Los Angeles   CA   90027
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☒ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

American LegalNet, Inc.



OATH OR AFFIRMATION

I, Howard Feigenbaum _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sharemaster _____, as of December 31 _____, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None _____

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Jurat

State of California

County of Riverside

Subscribed and sworn to (or affirmed) before me on this 18 day of February,

20 14 by Howard Feigenbaum,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Nicole Seltz
Signature

(Notary seal)



NICOLE SELTZ
Commission # 1968439
Notary Public - California
Riverside County
My Comm. Expires Feb 3, 2016

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited Report Form
(Title or description of attached document)

X-17A-5 Part III
(Title or description of attached document continued)

Number of Pages 2 Document Date 2/18/14

(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

2008 Version CAPA v1.9.07 800-873-9865 www.NotaryClasses.com

Sharemaster

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2013

Contents

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

PCAOB # 3621

Report of Independent Auditor

Howard Feigenbaum
Sharemaster
Hemet, CA

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Sharemaster as of December 31, 2013 and related statements of income, changes in owner's equity, and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of Sharemaster's management.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sharemaster as of December 31, 2013, and the results of its operations and its changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg, CPA
Los Angeles, CA
February 17, 2014

Sharemaster
Statement of Financial Condition
December 31, 2013

Assets

Cash	$	14,036
Commissions receivable		1,169
Total assets	$	15,205

Liabilities and Owner's Equity

Liabilities

Accrued expenses	$	158
Total liabilities		158

Owner's Equity

Retained earnings		15,047
Total liabilities and owner's equity	$	15,205

The accompanying notes are an integral part of these financial statements

3

Sharemaster
Statement of Income (Loss)
For the Year Ended December 31, 2013

Revenues

Commission income	$ 9,579
Total Revenues	9,579

Expenses

Commission to owner	3,990
Professional services	3,130
Regulatory fees	1,722
Telephone	1,244
All other expenses	609
Total Expenses	10,695
Net Income (loss)	**$ (1,116)**

The accompanying notes are an integral part of these financial statements

Sharemaster

Statement of Changes in Owner's Equity

For the Year Ended December 31, 2013

Balance, December 31, 2012	$ 8,670
Personal bank account - beginning of the year	8,175
Net Income (Loss)	(1,116)
Owner's distribution (net) of contributions	(682)
Balance, December 31, 2013	$ 15,047

The accompanying notes are an integral part of these financial statements

Sharemaster
Changes in Financial Condition
For the Year Ended December 31, 2013

Cash flows from operating activities:		
Net income (loss)	$	(1,116)
Adjustments to reconcile net income to net		
cash provided by (used in) operating activities		
(Increase) decrease in assets:		
Commissions receivable		(769)
Increase (decrease) in liabilities:		
Accrued expenses		43
Net cash provided (used in) operating activities		(1,842)
Net cash provided by (used in) investing activities		-
Cash flow from financing activities		
Owner's personal bank account		8,175
Owner's distribution		(682)
Net cash provided by (used in) financing activities		7,493
Net increase in cash		5,651
Cash at beginning of year		8,385
Cash at end of year	$	14,036
Supplemental Cash Flow Information		
Cash paid for interest	$	-
Cash paid for income tax	$	-

The accompanying notes are an integral part of these financial statements

6

Note 1 – Organization and Nature of Business

Sharemaster (the "Company) was established as a sole proprietorship in the State of California on August 1, 1989. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:
- Mutual fund retailer
- Broker or dealer selling variable life insurance or annuities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (1), the Company's business and their activities (both principal and agent) are limited to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it cannot hold funds or securities, for or owe money or securities to, customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Operations – The financial statements include only those assets and liabilities of the proprietor that relate to his broker-dealer operations.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue – Revenue consists of commissions from the sale of mutual funds.

Revenue Recognition – The Company recognized revenue upon rendering of services.

Income Taxes – The Company is a sole proprietorship for income tax purposes and, accordingly, income or loss of the Company is that of the proprietor.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2010 to the present, generally for three years after they are filed.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 3 - Fair Value (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

Fair Value Measurements on a Recurring Basis
As of December 31, 2013

	Level 1	Level 2	Level 3	Total
Cash	$14,036	$ -	$ -	$14,036

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $15,047 which was $10,047 in excess of its required net capital of $5,000. The Company's net capital ratio was .01 to 1.

Note 5 – Income Taxes

The Company is a sole proprietorship for income tax purposes and, accordingly, income or loss of the Company is that of the proprietor. Therefore, no provision or liability for Federal or State Income Taxes is included in these financial statements.

Note 6 – Exemption from the SEC Rule 15c3-3

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (1), the Company's business and their activities are limited (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such finds and securities received in connection with its broker or dealer activities. Additionally, it cannot hold funds or securities for, or owe money or securities to, customers.

Note 7 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2012 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 8 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2013 through February 17, 2014, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Sharemaster
Computation of Net Capital Pursuant to
Rule 15c3-1
December 31, 2013

Computation of Net Capital

Total ownership equity (from Statement of Financial Condition)	$15,047
Non allowable assets:	-
Net Capital	$15,047

Computation of Net Capital Requirements

Minimum net capital indebtedness	
6.67% of net aggregate indebtedness	11
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
Excess Capital	$10,047

Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) $15,032

Computation of Aggregate Indebtedness

Total liabilities (from Statement of Financial Condition)	158
Ratio of indebtedness to net capital	0.01

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$15,047
Variance:	-
Net Capital Per Audit	$15,047

The accompanying notes are an integral part of these financial statements

Sharemaster
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2013

A computation of reserve requirement is not applicable to Sharemaster as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

Sharemaster
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2013

Information relating to possession or control requirements is not applicable to Sharemaster as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

PCAOB # 3621

Part II
Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a
Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Howard Feigenbaum
Sharemaster
Hemet, CA

In planning and performing my audit of the financial statements of Sharemaster (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatement on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the owner, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 17, 2014